

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

June 8, 2009

Via Mail and Fax

Matt Maddox
Chief Financial Officer and Treasurer
Wynn Resorts, Limited
3131 Las Vegas Boulevard South
Las Vegas, NV 89109

      RE: Wynn Resorts, Limited
             Form 10-K for the Year Ended December 31, 2008
             Form 10-Q for the Quarterly Period Ended March 31, 2009
             File Number: 000-50028

Dear Mr. Maddox:

We have reviewed your correspondence dated May 21, 2009, and have the following comments. We believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended March 31, 2008

Management's Discussion and Analysis, page 36
Financial Results for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007, page 39
Departmental, Administrative and Other Expenses, page 41

1. Refer to your response to prior comment number 4. We believe disclosure at a level commensurate with your response provides greater transparency to enable investors to fully and clearly understand the factors affecting the comparability of your departmental, administrative and other expenses and the relative impacts of the identified factors. Please acknowledge that you will expand your analysis on this basis in future filings, as appropriate.

Consolidated Statements of Income, page 65

2. Refer to your response to prior comment number 9. We believe that your primary ongoing major or central operations are that of operating a casino hotel with food and beverage activities. Although the design of your resorts may include other activities (e.g. premium retail offerings of a clothing store, automobile dealership, etc.), ventures outside of a casino hotel with food and beverage activities is not considered part of your ongoing major or central operations where it may be appropriate to classify its equity method results within operating earnings. As such, your 50% owned ventures operating the Ferrari and Maserti automobile dealership and the Brioni mens' retail clothing store are merely peripheral or incidental to nature of your primary operations and the location of these activities within or outside of your resort properties would not impact classification in the consolidated statement of income. Therefore, we continue to believe that it is appropriate to classify and present your equity in the income/loss of these unconsolidated affiliates within "Other income (expense)" on your consolidated statements of income. Please revise accordingly.

Notes to Consolidated Financial Statements, page 68
Note 2. Summary of Significant Accounting Policies, page 68

3. Refer to your response to prior comment number 13. We note that you believe paragraph 3 of EITF Issue No 06-3 does not apply to gaming taxes, as "the scope of this Issue excludes tax schemes that are based on gross receipts and taxes that are imposed during the inventory procurement process." However, paragraph 3 of this EITF Issue also provides that scope of the Issue includes "**any** (emphasis added) tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and customer…" In this regard, the gaming tax results from a revenue producing transaction with your customers. In addition, we believe the scope exception on taxes imposed during the "inventory procurement process" pertains to taxes paid by a company in the process of procuring its inventory, solely a cost (expense) transaction on behalf of the company unrelated to a revenue-producing transaction with its customers where there is an element of revenues (amount collected from the customer) and a cost (taxes remitted to the governmental authority). Therefore, we respectfully do not concur with your belief that EITF Issue No. 06-3 does not apply to gaming taxes that are incurred as a percentage of your gaming revenues in a revenue-producing transaction.

    Notwithstanding the above guidance, it appears that the gaming taxes you incur are material to your operations, and accordingly, requires more transparency to investors. In this regard, please disclose the amount of these taxes incurred for each associated jurisdiction and where presented in the financial statements, as well as the basis for the amount recognized as part of your accounting policy decision. For example, in regard to the basis upon which recognized, you have disclosed that your Macau operations are subject to a special gaming tax of 35% of gross gaming revenue and must also make an annual contribution of up to 4% of gross gaming revenue for other purposes. Expand your disclosure to define what the gross gaming revenue base consists (for the respective foreign and domestic gross gaming revenues) for purposes of determining the amount of the tax incurred, that is, whether there are any adjustments to or exclusions from the gross gaming revenue or other significant assumptions or judgments associated with the determination of the amount recognized. Please revise your notes to provide the appropriate disclosures, accordingly.

Note 17. Income Taxes, page 91

4. We note from your response to prior comment number 18 that out of the $1.35 billion of Macau special gaming taxes determined to be available in 2008 as foreign tax credits you utilized $650.6 million and expect to further utilize $71.0 million. Please explain to us and disclose the basis for your expectation that the remaining $627.4 million of these taxes will not be utilized as foreign tax credits for which a valuation allowance in like amount has been recorded.

5. Considering the materiality of the valuation allowance attributable to Macau special gaming taxes that are not expected to be utilized as foreign tax credits, please discuss within the income tax section of critical accounting estimates the significant factors (i.e., assumptions, estimates and judgments) considered in your determination of the amount of such taxes that are available as credits for which a valuation allowance has been recorded.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Notes to Condensed Consolidated Financial Statements, page 6
Note 8. Long-Term Debt, page 10

6. We note you entered into a fourth amendment to the Credit Agreement on April 17, 2009. In particular, we note that the overall interest rate spread was increased and maturity date for $610 million of outstanding commitments was extended. With a view toward expanded disclosure in the notes, please explain to us in detail your consideration of EITF 96-19, your accounting for the amendment and the expected impact on your results of operations, if any.

    You may contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief